UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tribevest Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
Tribevest Inc. ("Tribevest" or the "Company") is a Delaware corporation that was initially formed as a limited liability company in Ohio in 2016, and was converted to a Delaware corporation pursuant to the Delaware General Corporation Law on January 1, 2022.

Physical address of issuer
1275 Kinnear Rd., # 236, Columbus, OH 43212

Website of issuer
www.tribevest.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$780,416	$1,916,016
Cash & Cash Equivalents	$717,388	$1,853,199
Accounts Receivable	$0	$0
Short-term Debt	$18,175	$1,698,814
Long-term Debt	$0	$57,027
Revenues/Sales	$325,271	$175,599
Cost of Goods Sold	$122,675	$87,379
Taxes Paid	$0	$0
Net Income	($2,027,667)	($1,057,821)

TRIBEVEST INC.



FORM C-AR
ANNUAL REPORT

April 30, 2023

1275 Kinnear Rd., # 236
Columbus, OH 43212
Phone: (949) 573-7920
www.tribevest.com

THE COMPANY

Tribevest Inc. ("Tribevest") is a Delaware corporation that was initially formed as a limited liability company in Ohio in 2016, and was converted to a Delaware corporation pursuant to the Delaware General Corporation Law on January 1, 2022. Tribevest is an all-in-one platform designed to collaborate, formalize, pool capital, and manage investors' partnership businesses. For additional information on our company, please see the section entitled "The Company and Its Business."

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.tribevest.com no later than 120 days after the end of each fiscal year covered by the report.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

When used herein, the terms "we," "us," "ours," "Tribevest," and the "Company" refer to Tribevest Inc., a Delaware corporation.

The information which appears on, or is accessible through our website at www.tribevest.com is not a part of, and is not incorporated by reference into, this Annual Report.

This Annual Report on Form C-AR is dated April 30, 2023 (the "Annual Report").

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "seeks," "should," "will," "would," or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this Annual Report. You should read this Annual Report and the other documents that we have filed with the SEC, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this Annual Report speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

RISK FACTORS

Investing in our securities involves risks. In addition to the other information contained in this Annual Report, you should carefully consider the following risks. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in this Annual Report, including statements in the following risk factors, constitute forward-looking statements. Please refer to "Special Note Regarding Forward-Looking Statements" for more information regarding forward-looking statements.

Risks Related to our Industry

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we intend to conduct business or make it more difficult or costly for us to participate in or otherwise make loans. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to participate in and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future.

Worsening economic conditions may result in investor hesitancy, and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the financial industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, inflation, unemployment levels, and interest rates, as well as events such as natural disasters, global pandemics such as the COVID-19 outbreak, acts of war, terrorism, and catastrophes.

We operate in a competitive market, which may intensify, and competition may limit our ability to implement our business model and have a material adverse effect on our business, financial condition, and results of operations.

We operate in a competitive market, which may intensify, and competition may limit our ability to implement our business model and have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Company

We have a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

- expand the user base;
- favorably compete with other companies in our industry;
- successfully navigate economic conditions and fluctuations in the market;
- effectively manage the growth of our business; and
- successfully expand our business into adjacent markets.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

We have no assurances that we will ever operate profitably.

The Company is currently not profitable. The Company expects that it will lose money in the foreseeable future, and we may not be able to achieve profitable operations. The Company cannot be certain that its business will be successful or that it will generate significant revenues and become profitable. An investment in the Company is highly speculative, and no assurance can be given that the shareholders will realize any return on their investment or that they will not lose their entire investment.

The amount or capital the Company is attempting to raise in this Offering may not be enough to sustain the

Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Company's 2022 offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to Industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage1 adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights.

There can be no assurance that these agreements will adequately protect our trade secrets and other rights and will not be breached, that we will have adequate remedies for any breach that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.

We have no patent protections for our platform.

Currently, we have no patent protections to protect or enforce our platform. Moreover, third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning program,

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud -could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. Further, we have no current intention to sell any personally identifying information to third parties, including for such purposes as target advertising. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The nature of our business may subject us to regulation as an investment company pursuant to the Investment Company Act of 1940.

We believe that we fall within one or more exceptions to registration requirements provided by the Investment Company Act of 1940. However, if for any reason we fail to meet the requirements of such exemptions, we will be required to register as an investment company, which could materially and adversely affect our proposed plan of business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non- public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business may be harmed by changes in business, economic, or political conditions that impact global financial markets, or by a systemic market event.

As we are a financial technology ("Fintech") company, our business, results of operations, and reputation are directly affected by elements beyond our control, such as economic and political conditions including unemployment rates, inflation and tax rates, financial market volatility (such as we experienced during the COVID-19 pandemic), significant increases in the volatility or trading volume of particular securities or cryptocurrencies, broad trends in business and finance, changes in volume of securities or cryptocurrencies trading generally, changes in the markets in which such transactions occur, and changes in how such transactions are processed. These elements can arise suddenly and the full impact of such conditions could remain uncertain indefinitely. A prolonged market weakness, such as a slowdown causing re in general economic and political conditions, could also cause individuals to be reluctant to make their own investment decisions and thus decrease the demand for our products and services and could also result in our customers reduced to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could have an adverse effect on our business results.

Our business may become subject to extensive, complex and changing laws and regulations, and related regulatory proceedings and investigations.

Although we do not believe we are currently subject to such laws and regulations, the application of or changes in these laws and regulations, or our failure to comply with them, could harm our business.

The investments and securities industries are subject to extensive regulation by federal, state and non-U.S. regulators and self-regulatory organizations ("SROs"), and broker-dealers and financial services companies are subject to laws and regulations covering all aspects of the investments and securities industries. The introduction of new products or services, expansion of our business into new jurisdictions, acquisitions of other businesses that operate in regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Although we do not believe our business model subjects us to such regulatory oversight, such regulations could 1mpa1r or restrict our business activities. Federal, state and non-U.S. regulators and SROs, including the SEC and FINRA, can among other things investigate, censure or fine regulated entities, or otherwise restrict operations, require changes to business practices, products or services, or limit a company's ability to execute its business plan. Similarly, state attorneys general and other state regulators can bring legal actions on behalf of the citizens of their states to assure compliance with state securities laws. In addition, criminal authorities such as state attorneys general or the U.S. Department of Justice could institute civil or criminal proceedings against a company for violating applicable laws, rules, or regulations. Despite our efforts to comply with applicable legal requirements, we must adapt to frequent changes in laws and regulations, and will likely face complexity in interpreting and applying evolving laws and regulations to our business and the risk of penalties for violations of applicable laws and regulations. We might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement.

We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers.

The markets in which we compete are evolving and highly competitive, with multiple participants competing for the same customers. Our current and potential future competition principally comes from incumbent brokerages, established financially backed financial technology firms, banks, cryptocurrency exchanges, asset management firms, financial institutions, and technology longer operating histories and greater capital resources than we have and offer a wider range of products and services. Some of our competitors, particularly new and emerging technology companies, are not subject to the same regulatory requirements or scrutiny to which we are subject, which could allow them to innovate more quickly or take more risks, placing us at a competitive disadvantage. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases, or stronger capital positions could adversely affect our results of operations and customer acquisition and retention.

Our ability to compete successfully in the financial services and cryptocurrency markets depends on a number of factors, including, among other things:

>   maintaining competitive pricing;

>   providing easy-to-use, innovative, and attractive products and services that are adopted by customers;

>   retaining customers (such as by providing effective customer support and avoiding outages, security breaches, and trading restrictions);

>   recruiting and retaining highly skilled personnel and senior management;

>   maintaining and improving our reputation and the market perception of our brand and overall value;

>   maintaining our relationships with our counterparties; and adjusting to a dynamic regulatory environment.

Our competitive position within our markets could be adversely affected if we are unable to adequately address these factors.

If we fail to provide and monetize new and innovative products and services that are adopted by customers, our business may become less competitive and our revenue might decline.

Our ability to attract, engage, and retain our customers and to increase our revenue depends heavily on our ability to evolve our existing products and services and to create and monetize new products and services that are adopted by customers. Rapid and significant technological changes continue to confront the financial services industry, including developing products and services, including using technologies with which we have little or no prior development or operating experience. Our efforts might be inhibited by industry-wide standards, legal restrictions, incompatible customer expectations, demands, and preferences, or third-party intellectual property rights. Our efforts to innovate might also be delayed or blocked by new or enhanced regulatory scrutiny or technical complications. Incorporating new technologies into our products and services might require substantial expenditures and take considerable time and we might not be successful in realizing a return on these development efforts in a timely manner or at all. It might be difficult to monetize products in a manner consistent with our brand's focus on low prices. If we fail to innovate and deliver products and services with market fit and differentiation, or fail to do so quickly enough as compared to our competitors, we might fail to attract and retain customers and maintain customer engagement, causing our revenue to decline.

The Company may face the potential for lawsuits or other legal proceedings.

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party to any legal proceedings, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe could have a material effect on our business, financial condition or results of operation if determined adversely to us.

Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption and instability due to software errors, design defects, and other operational and technological failures, whether internal or external.

We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our customers to conduct financial transactions on our platform. Our systems and operations, as well as those of the third parties on which we rely to conduct certain key functions, are vulnerable to disruptions from natural disasters, power and service outages, interruptions or losses, computer and telecommunications failures, software bugs, cybersecurity, engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism, improper operation, unauthorized entry, data loss, intentional bad actions, and other similar events.

Our products and internal systems also rely on software that is highly technical and complex (including software developed or maintained internally and/or by third parties) in order to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which we rely may contain errors, bugs, vulnerabilities, design defects, technical limitations that may compromise our ability to meet our objectives.

While we have made, and continue to make significant investments designed to correct software errors and design defects and to enhance the reliability and scalability of our platform and operations, the risk of software and system failures and design defects is always present, we do not have fully redundant systems, and we might fail to maintain, expand, and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. It may become increasingly difficult to maintain and improve the availability of our platform, especially as our platform and product offerings become more complex and our customer base grows. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes may occur from time to time causing incompatibility, technical issues, disruptions or security weaknesses to our platform. If we are unable to identify, troubleshoot, and resolve any such issues successfully, we might no longer be able to support such cryptocurrency, our customers· assets may be frozen or lost, and our platform and technical infrastructure may be affected.

Disruptions to destruction of, improper access to, breach of, instability of, or failure to effectively maintain our information technology systems that allow our customers to use our products and services, and any associated degradations or interruptions of service could result in damage to our reputation, loss of customers, loss of revenue, regulatory or governmental investigations, civil litigation, and liability tor damages. Frequent or persistent interruptions, or perceptions of such interruptions whether true or not, in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services.

We rely on other companies to provide services, including certain financial services for our platform.

We depend on certain services, such as banks and other financial institutions, to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our service providers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

We provide sample legal documents like limited liability company agreements that could be challenged as the unauthorized practice of law.

We have provided and intend to continue providing sample legal documents, such as limited liability company agreements, for the purpose of assisting our members with the formation of legal entities for their investor groups, management of investments, and other related agreements. Although we will not provide legal advice to any of our members, we face the potential of such services being considered the unauthorized practice of law.

We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand.

Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or other harm to our business.

We are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security. disclosure, transfer and other processing of personal data and other data, including the Gramm- Leach-Bliley Act of 1999, Section S(c) of the Federal Trade Commission Act and state laws such as the California Consumer Privacy Act. We will also face particular privacy, data security and data protection risks if we continue to expand.

The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data, to implement new processes to comply with those laws and our customers' exercise of their rights thereunder, and could greatly increase the cost of providing our offerings, require significant changes to our operations, or even prevent us from providing some offerings in jurisdictions in which we currently operate and in which we might operate in the future or incur potential liability in an effort to comply with certain legislation. There is a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorney, legislatures and consumer protection agencies.

Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in the theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial results of operations.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with the 2022 offering related to "Testing the Waters."

Prior to filing our Form C in 2022, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communications sent are deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws.

THE COMPANY AND ITS BUSINESS

Overview

Tribevest provides a safe, easy and transparent approach to group investing. Using our tools. people can form a tribe and invest together, in any asset class. Our platform allows tribes to create their LLC, launch their business bank account and start investing together in less than 48 hours. From legal, to banking and capital management, we've got you covered.

Tribevest is on a mission unlock the power of group investing. We've reverse engineered how the wealth invest as a group, making it safe, easy and transparent for everyone. We continue to build on that foundation so that everyone can build wealth together.

Tribevest is a Delaware corporation that was initially formed as a limited liability company in Ohio in 2016, and was converted to a Delaware corporation pursuant to the Delaware General Corporation Law on January 1, 2022. Our principal address is 1275 Kinnear Rd., # 236 Columbus, OH 43212. Our phone number is (949) 573-7920. The information that appears on, or is accessible through our website at www.tribevest.com is not a part of, and is not incorporated by reference into, this Annual Report.

History and Milestones

Tribevest LLC was organized in the State of Ohio on August 5, 2016. The Company converted to Tribevest Inc on January 1, 2022.

Since then, we have:

- Over 15,000 Tribevestors have started their group investing journey on our platform

- Over $30 million in capital deployed by our Tribes

- Our Tribes are investing in a big way. Average monthly deposits in 2022 are approximately $3 Million

- Backed by VCs like Mucker Capital, Gaingels and executives from Zillow, Dropbox and CheckFree

- Highly touted on CNBC Closing Bell and featured in Tech Crunch and Market Watch

Historical Results of Operations

Revenues & Gross Margins. For the period ended December 31, 2022, the Company had revenues of $325,271 compared to the year ended December 31, 2021, when the Company had revenues of $175,599. Our gross margin was 62.28% in fiscal year 2022, compared to 50.24% in 2021.

        Assets. As of December 31, 2022, the Company had total assets of $780,416, including $717,388 in cash. As of December 31, 2021, the Company had $1,916,016 in total assets, including $1,853,199 in cash.

        Net Loss. The Company has had net losses of $2,027,667 and net losses of $1,057,821 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

        Liabilities. The Company's liabilities totaled $18,175 for the fiscal year ended December 31, 2022 and $1,755,841 for the fiscal year ended December 31, 2021.

Directors of the Company

Director	Principal Occupation	Main Employer	Year Joined as Director
Travis Smith	CEO	Tribevest Inc.	2016
Zachary Bowers	CTO	Tribevest Inc.	2022

Officers of the Company

Officer	Position	Main Employer	Year Joined as Director
Travis Smith	CEO and President	Tribevest Inc.	2016
Zachary Bowers	CTO	Tribevest Inc.	2022

Travis Smith Travis Smith has been the Founder and CEO of Tribevest, Inc. since its inception in 2016.

Zachary Bowers Zach Bowers has been the CTO of Tribevest, Inc. since October of 2019

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Business and Anticipated Business Plan

Tribevest, Inc. participates in the FinTech vertical of consumer software-as-a-service industry. Tribevest provides entity and bank account formation for active partnerships, as well as the administrative back office task management associated with these active partnerships such as cap table and distribution management, money movement, and voting requirement administration. Tribevest initially focused on direct-to-consumer market, but has expanded to a B2B2C market near the end of 2022, and will continue to focus on the growth of this segment throughout 2023 and beyond.

Principal Security Holders

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior
Travis Smith	5,000,000 Class A Common	80.515%

Related Party Transaction

Loan to Travis Smith has been fully paid as of 12/31/2022.

Liquidity & Capital Resources

To-date, the company has been financed with $866,775 of preferred equity, $1,571,000 in convertibles, $2,495,000 in SAFEs, and $101,919 founder-contributed debt. The convertibles and SAFEs converted to preferred equity in 2022. Preferred Equity balance of $4,933,175 as of December 31, 2022.

Competitors and Industry

Industry

Software, specifically FinTech

Competitors

Carta, LegalZoom, Alto, Republic

Intellectual Property

Trademark – "Tribevest" – Reg. 5,683,575

Legal Proceedings

We are not currently a party to any legal proceedings, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe could have a material effect on our business, financial condition or results of operation if determined adversely to us.

The Company's Property

N/A

Employees

We have five (5) full-time employees, zero (0) part-time employees and four (4) independent contractors.

OWNERSHIP AND CAPITAL STRUCTURES

At December 31, 2023, the Company has issued the following outstanding securities:

Type of security	Series Seed-6 Preferred Stock
Amount outstanding	1,275,465
Voting Rights	(1)
Anti-Dilution Rights	(2)

How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.666%

Type of security	Series Seed-5 Preferred Stock
Amount outstanding	742,853
Voting Rights	(1)
Anti-Dilution Rights	(2)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.630%

Type of security	Series Seed-4 Preferred Stock
Amount outstanding	1,244,271

Voting Rights	(1)
Anti-Dilution Rights	(2)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.429%

Type of security	Series Seed-3 Preferred Stock
Amount outstanding	319,499
Voting Rights	(1)
Anti-Dilution Rights	(2)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.421%

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	2,237,230
Voting Rights	(1)
Anti-Dilution Rights	(2)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.954%

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	607,139
Voting Rights	(1)
Anti-Dilution Rights	(2)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.601%

Type of security	Class A Common Stock
Amount outstanding	6,210,000
Voting Rights	Yes
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	47.061%

Type of security	Class B Common Stock
Amount outstanding	559,190
Voting Rights	No
Anti-Dilution Rights	n/a

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.238%

Type of security	Options
Amount outstanding	1,417,876
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	n/a

NOTES:

(1)   The Series Seed Preferred shall vote together with the Class A (voting) Common Stock on an as-converted basis, and not as a separate class, except (i) so long as 25% of the shares of Series Seed Preferred issued in the transaction are outstanding, the Series Seed Preferred as a separate class shall be entitled to elect 1 member of the Board of Directors (the "Preferred Director"), (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

(2)   In the event that the Company issues additional securities at a purchase price less than the current Series Seed Preferred conversion price, such conversion price shall be adjusted in accordance with the following formula:

CP2= CP1 • {A+B) / (A+C)

Where:

CP2 = Series Seed Conversion Price in effect immediately after new issue

CPl = Series Seed Conversion Price in effect immediately prior to new issue

A = Number of shares of Common Stock deemed to be outstanding immediately prior to new issue (includes all shares of outstanding common stock, all shares of outstanding preferred stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing)

B = Aggregate consideration received by the Company with respect to the new issue divided by CPl

C = Number of shares of stock issued in the subject transaction

The foregoing shall be subject to customary exceptions.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

You should read the discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes attached as Appendix A this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report. Unless otherwise indicated, the latest results discussed in Appendix A are as of December 31, 2022.

REGULATORY INFORMATION

The Company is:

- organized under, and subject to, the laws of a state or territory of the United States or of the District of Columbia;
- not subject to the requirements to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- not an investment company registered or required to register under the Investment Company Act of 1940;
- not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding; and
- not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Disqualification

Neither the Company nor any of its officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual Report

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 each year (or the following business day if April 30 falls on a Saturday, Sunday or holiday). Once posted, the Annual Report may be found on the Company's website at www.tribevest.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three annual report pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

*/s/ Travis Smith*_____
Travis Smith,
Chief Executive Officer

*/s/ Zachary Bowers*_____
Zachary Bowers,
Chief Technology Officer

I, Travis Smith, the Chief Executive Officer of Tribevest Inc., certify that the financial statements of Tribevest Inc. included in this Form C-AR are true and complete in all material respects.

*/s/ Travis Smith*_____
Travis Smith,
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

*/s/ Travis Smith*_____
Travis Smith,
Chief Executive Officer

April 26, 2023

/s/ Zachary Bowers
Zachary Bowers,
Chief Technology Officer

April 26, 2023

Tribevest Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS